Exhibit 21.1

Name of Entity	Jurisdiction of Incorporation or Organization

Deerfiled Triarc Capital LLC	Delaware
Deerfield Triarc TRS Holdings, Inc.	Delaware
Deerfield Triarc TRS Holdings, LLC	Delaware
Market Square CLO Ltd.	Cayman Islands
Pinetree CDO Ltd.	Cayman Islands